UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Tarena International, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G8675B 105
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300

with a copy to:

John E. Lange, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Hong Kong Club Building, 12th Floor
3A Chater Road, Central
Hong Kong
Telephone: +852-2846-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 2 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Talent Fortune Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,219,762 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,219,762 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,046,025 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

1 Represents (i) 4,419,264 Class A Ordinary Shares reported to be held by Mr. Han as of February 28, 2015, (ii) 2,000,000 Class A Ordinary Shares that Connion has contracted to purchase and (iii) 9,800,498 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares with par value $0.0001 per share reported to be held by Mr. Han as of February 28, 2015.   The Reporting Persons expressly disclaim beneficial ownership over these shares.
2 Based on 42,339,519 Class A Ordinary Shares, which represents the sum of (i) 23,712,758 Class A Ordinary Shares disclosed by the Issuer as outstanding as of February 28, 2015, (ii) 8,826,263 Class B Ordinary Shares that are to be converted to Class A Ordinary Shares in connection with this transaction, and (iii) 9,800,498 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares reported to be held by Mr. Shaoyun Han as of February 28, 2015 and which the Reporting Persons may be deemed to have beneficial ownership of.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 3 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Talent Wise Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,219,762 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,219,762 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,046,025 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 4 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Talent Fortune Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,219,762 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,219,762 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,046,025 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 5 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR China Growth Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,219,762 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,219,762 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,046,025 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 6 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Associates China Growth L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,219,762 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,219,762 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,046,025 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 7 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR China Growth Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,219,762 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,219,762 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,046,025 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 8 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Fund Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,219,762 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,219,762 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,046,025 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 9 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Fund Holdings GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,219,762 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,219,762 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,046,025 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 10 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Group Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,219,762 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,219,762 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,046,025 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 11 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,219,762 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,219,762 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,046,025 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 12 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR & Co. L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,219,762 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,219,762 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,046,025 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 13 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,219,762 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,219,762 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,046,025 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON OO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 14 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Henry R. Kravis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,219,762 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,219,762 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,046,025 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON IN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 15 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George R. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 16,219,762 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 16,219,762 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,046,025 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON IN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 16 of 26

Item 1.                Security and Issuer
This Statement on Schedule 13D (this “Statement”) relates to the shares of Class A Ordinary Shares, par value $0.001 per share (“Class A Ordinary Shares”) of Tarena International, Inc., a limited liability company organized and existing under the laws of Cayman Islands (the “Issuer”).  The Issuer’s principal executive offices are located at Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing 100098, People’s Republic of China.
Item 2.                Identity and Background
(a) and (f)
This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act” by:
(i)	Talent Fortune Investment Limited, a Cayman Islands exempted limited liability company (“Talent”);
(ii)	Talent Wise Investment Limited, a Cayman Islands exempted limited liability company (“Talent Wise”);
(iii)	Talent Fortune Holdings Limited, a Cayman Islands exempted limited liability company (“Talent Holdings”);
(iv)	KKR China Growth Fund L.P., a Cayman Islands exempted limited partnership (“KKR CGF”);
(v)	KKR Associates China Growth L.P., a Cayman Islands exempted limited partnership (“KKR Associates”);
(vi)	KKR China Growth Limited, a Cayman Islands exempted limited company (“KKR China Growth”);
(vii)	KKR Fund Holdings L.P, a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);
(viii)	KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”),
(ix)	KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);
(x)	KKR Group Limited, a Cayman Islands limited company (“KKR Group”);
(xi)	KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);
(xii)	KKR Management LLC, a Delaware limited liability company (“KKR Management”);
(xiii)	Henry R. Kravis, a United States citizen; and
(xiv)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiv) are collectively referred to herein as the “Reporting Persons”).

CUSIP No. G8675B 105	SCHEDULE 13D	Page 17 of 26

Talent directly beneficially owns 6,826,263 shares of the Class A Ordinary Shares. As discussed further in Items 3, 5 and 6 below, Talent and Talent Wise expect to enter into a CBPA (defined in Item 6 below) with Mr. Shaoyun Han, a citizen of the People’s Republic of China, and one or more entities owned or controlled by Mr. Han that are anticipated to be formed for the purposes of the contemplated transactions (each a “Founder Entity”, and together with Mr. Han, the “Founder CBPA Parties”, and collectively with their affiliates, the “Founders”).  Under this agreement, Talent Wise expects to purchase a convertible bond from a Founder Entity to fund the Founder Entity’s purchase of 2,000,000 Class A Ordinary Shares, and the Founder CBPA Parties will agree to certain voting restrictions.  As a result, Talent and Talent Wise may be deemed to beneficially own the shares of Class A Ordinary Shares beneficially owned by the Founders.3
Talent Holdings is the sole shareholder of Talent and Talent Wise. KKR CGF is the controlling member of Talent Holdings.  KKR Associates is the sole general partner of KKR CGF. KKR China Growth is the sole general partner of KKR Associates. KKR Fund Holdings is the sole shareholder of KKR China Growth. KKR Fund Holdings GP is a general partner of KKR Fund Holdings. KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings. KKR Group is the general partner of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group. KKR Management is the general partner of KKR & Co. The designated members of KKR Management are Messrs. Kravis and Roberts.
Mr. William J. Janetschek is the sole director Talent, Talent Wise and Talent Holdings. Messrs. Janetschek, Kravis, Roberts, and David J. Sorkin are directors of KKR China Growth.  Each of Messrs. Todd A. Fisher, Janetschek and Sorkin is a director of KKR Fund Holdings GP and KKR Group.  Each of Messrs. Fisher, Janetschek and Sorkin is a United States Citizen.
The Reporting Persons have entered into a joint filing agreement dated as of June 22, 2015, a copy of which is attached hereto as Exhibit A.
(b)	The address of the principal business office of Talent, Talent Wise and Talent Holdings is: c/o KKR Asia Limited Level 56, Cheung Kong Center 2 Queen’s Road Central Hong Kong
The address of the principal business office of KKR CGF, KKR Associates and KKR China Growth is:
c/o Maple Corporate Services Limited
PO Box 309, Ugland House, Grand Cayman
KY1-1104, Cayman Islands
The address of the principal business office of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management, and Messrs. Kravis, Fisher, Janetschek and Sorkin is:

3 Includes (i) 4,419,264 Class A Ordinary Shares reported to be held by Mr. Han as of February 28, 2015, (ii) 2,000,000 Class A Ordinary Shares that Connion has contracted to purchase and (iii) 9,800,498 Class B Ordinary Shares with par value $0.0001 per share reported to be held by Mr. Han as of February 28, 2015.   The Reporting Persons expressly disclaim beneficial ownership over these shares.  Talent Wise has no direct shareholdings.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 18 of 26

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019
The address of the principal business office of Mr. Roberts is:
c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025
(c)	Talent was formed solely for the purpose of investing in the Issuer. Talent Wise was formed solely for the purpose of acquiring a convertible bond in a Founder Entity. Each of Talent Holdings and KKR CGF is principally engaged in the business of investing in other companies. Each of KKR Associates and KKR China Growth is principally engaged in the business of managing KKR CGF. Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for subsidiaries engaged in the investment management business.
The present principal occupation or employment of each of Messrs. Kravis, Roberts, Fisher, Janetschek and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates.
(d)	During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.                Source and Amount of Funds or Other Considerations
The information set forth in Items 5 and 6 is hereby incorporated by reference into this Item 3.
The source of funds for the Reporting Persons’ acquisition of beneficial ownership of the Class A Ordinary Shares are the general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions made by their partners.  Some of the Reporting Persons may also obtain debt financing in connection with the contemplated transactions.
The Reporting Persons have allocated $90,469,195.75 to the contemplated transactions.  Of this, $69,969,195.75 will be paid to the GS Sellers and IDG Sellers (as defined in Item 6) to purchase 6,826,683 shares of the Class A Ordinary Shares, in accordance with the terms of the GS SPA and the IDG SPA (defined in Item 6 below).4

4  The IDG Sellers currently hold and will be selling Class B Ordinary Shares with a par value of $0.001 per share.  These shares will immediately and automatically be converted to the same number of Class A Ordinary Shares upon transfer.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 19 of 26

Additionally, and as further described in Item 6 below, Talent and Talent Wise expect to enter into a CBPA (defined in Item 6 below) with the Founder CBPA Parties, under which Talent Wise will agree to purchase a convertible bond from a Founder Entity using the remaining $20,500,000 allocated by the Reporting Persons. The proceeds from the sale of the bond would be used by the Founders to purchase 2,000,000 shares of the Class A Ordinary Shares in accordance with the GS SPA and the IDG SPA.  Alternatively, in the event that Talent is required to purchase the 2,000,000 shares in a Founder Entity’s stead (as described in Item 6 below), the $20,500,000 will be re-allocated by the Reporting Persons for this purpose.
Item 4.                Purpose of Transaction
The information set forth in Items 3 and 6 is hereby incorporated by reference into this Item 4.

The Reporting Persons entered into the GS SPA and the IDG SPA to acquire the Class A Ordinary Shares as described in this Statement for investment purposes for their own account, and intend to review their investments in the Issuer on a continuing basis.  Subject to the terms of any agreements entered into in connection with this transaction, and depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Ordinary Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement.

Without limiting the foregoing, and subject to the terms of any agreements entered into in connection with this transaction, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Class A Ordinary Shares or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Class A Ordinary Shares or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Ordinary Shares or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, and subject to the terms of any agreements entered into in connection with this transaction, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, articles of incorporation, regulations, corporate documents, de-listing or de-registration of the Issuer. In particular, the Reporting Persons expect that the CBPA will contain certain provisions relating to the joint appointment by Talent and Talent Wise of one observer with no voting rights but equal information rights as all directors to the Issuer’s board of directors.  The CBPA is also expected to contain certain provisions regarding the distribution of the Issuer’s distributable profits as dividends, and to place certain restrictions on the Founder CBPA Parties’ ability to sell their shares in the Issuer.

Except as set forth in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that, the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.
Item 5.                Interest in Securities of the Issuer
The information set forth in Items 2 and 6 is hereby incorporated by reference into this Item 5.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 20 of 26

(a) and (b)	Talent directly beneficially owns 6,826,263 shares of Class A Ordinary Shares that it has entered into contracts to acquire, out of 52,445,782 ordinary shares outstanding as of February 28, 2015, as reported in the Form 20-F filed by the Issuer on April 15, 2015. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. 8,826,263 Class B Ordinary Shares will be converted into Class A Ordinary Shares in connection with this transaction, resulting in 32,539,021 Class A Ordinary Shares and 19,906,761 Class B ordinary shares.[5] The shares that Talent directly beneficially owns represent 21.0% of the Class A Ordinary Shares outstanding following the completion of this transaction and 13.0% of all ordinary shares. Following the completion of the contemplated transaction, Talent will have sole voting and dispositive power over the Class A Ordinary Shares it will directly own.
Under the terms of the GS SPA and the IDG SPA, Connion has contracted to acquire 2,000,000 shares of Class A Ordinary Shares.  Assuming and following the completion of this transaction and based on shareholdings reported as of February 28, 2015, the Founders CBPA Parties will own 16,219,762 ordinary shares, comprised of 6,419,264 Class A Ordinary Shares and 9,800,498 Class B Ordinary shares.  The shares owned by the Founder CBPA Parties represent 19.7% of the Class A Ordinary Shares and 49.2% of the Class B Ordinary Shares outstanding following completion of this transaction, and together represent 30.9% of all outstanding shares, or 45.1% of total votes.  Assuming execution of the CBPA, Talent and Talent Wise may be deemed to share voting and dispositive power with respect to and have beneficial ownership of all shares owned by the Founders.
Each of Talent Holdings (as sole shareholder of Talent and Talent Wise), KKR CGF (as controlling member of Talent Holdings), KKR Associates (as sole general partner of KKR CGF), KKR China Growth (as the sole general partner of KKR Associates), KKR Fund Holdings (as the sole shareholder of KKR China Growth), KKR Fund Holdings GP (as the general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR Group (as the general partner of Group Holdings), KKR & CO. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.), and Messrs. Kravis and Roberts (as the designated members of KKR Management) may be deemed to beneficially own the securities that are beneficially owned by Talent and Talent Wise.  They may each be deemed to have sole voting and dispositive power over the shares beneficially owned by Talent, and shared voting and dispositive power over the shares owned by the Founders and which may be deemed to be beneficially owned by Talent and Talent Wise.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than Talent for its directly held shares) that it is the beneficial owner of any Class A Ordinary Shares for any purpose, and such beneficial ownership is expressly disclaimed.
To the knowledge of the Reporting Persons, none of Messrs. Fisher, Janetschek or Sorkin beneficially owns any shares of Class A Ordinary Shares.

5  Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters submitted to them for a vote.  Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote by Issuer’s shareholders, except as may otherwise be required by law.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 21 of 26

(c)	Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any shares of Class A Ordinary Shares.
(d)	To the best knowledge of the Reporting Persons, and other than as described herein, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein as beneficially owned by the Reporting Persons.
(e)	Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Share Purchase Agreements
On June 13, 2015, Talent entered into a Share Purchase Agreement (the “GS SPA”) with Connion, Goldman Sachs Investment Partners Master Fund, L.P., a Cayman Islands exempted limited partnership, and Goldman Sachs Investment Partners Private Opportunities Holdings, L.P., a Cayman Islands exempted limited partnership (together with Goldman Sachs Investment Partners Master Fund, L.P., the “GS Sellers”).  We understand that Connion intends to assign the GS SPA, as permitted under its terms, to a Founder Entity prior to the closing date.  Under the GS SPA and assuming said assignment occurs, Talent will acquire 4,220,793 shares of Class A Ordinary Shares from the GS Sellers on July 10, 2015 for an aggregate purchase price of $43,263,128.25, and the Founder Entity will acquire 1,236,633 shares of Class A Ordinary Shares for an aggregate purchase price of $12,675,488.25.  If (i) the Founder Entity fails to purchase its shares in accordance with the GS SPA or (ii) the sale and purchase of the Founder Target Shares (as defined in the GS SPA) does not take place on 24 July 2015 solely because the condition set forth in Section 6.3 (Condition to Obligations of the Founder Purchaser; Funding) of the GS SPA is not satisfied or otherwise waived,  the GS Sellers have the right to elect, in their sole discretion, to require Talent to purchase those same shares for the same amount.
Similarly and on the same day, Talent entered into a Share Purchase Agreement (the “IDG SPA”) with Connion and IDG Technology Venture Investments, L.P., a Delaware limited partnership (“IDG”).  We understand that Connion intends to assign the IDG SPA, as permitted under its terms, to a Founder Entity prior to the closing date.  Under the IDG SPA and assuming said assignment occurs, Talent will acquire 2,605,470 shares of Class A Ordinary Shares from IDG on July 10, 2015 for an aggregate purchase price of $26,706,067.50, and the Founder Entity will acquire763,367 shares of Class A Ordinary Shares for an aggregate purchase price of $7,824,511.75.6  If (i) the Founder Entity fails to purchase its shares in accordance with the IDG SPA or (ii) the sale and purchase of the Founder Target Shares (as defined in the IDG SPA) does not take place on 24 July 2015 solely because the condition set forth in Section 6.3 (Condition to Obligations of the Founder Purchaser; Funding) of the IDG SPA is not satisfied or otherwise waived, IDG has the right to elect, in its sole discretion, to require Talent to purchase those same shares for the same amount.

6  The IDG Sellers currently hold and will be selling Class B Ordinary Shares with a par value of $0.001 per share.  These shares will immediately and automatically be converted to the same number of Class A Ordinary Shares upon transfer.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 22 of 26

Convertible Bond Purchase Agreement
Talent and Talent Wise (together, “KKR CBPA Parties”) intend to enter into a Convertible Bond Purchase Agreement (the “CBPA”) with the Founder CBPA Parties prior to the acquisition of the Class A Ordinary Shares, under which Talent Wise will purchase a convertible bond with an aggregate principal amount of $20,500,000 (the “Bond”) from a Founder Entity.  The Bond will be convertible into ordinary shares of par value $0.0001 per share in the capital of said Founder Entity, such that upon conversion Talent Wise would hold 99.9999% of the entire issued share capital of the Founder Entity.  The Founder Entity would then use all of the proceeds from the issuance of the Bond to pay the purchase prices under the GS SPA and the IDG SPA.  Should Talent Wise exercise its conversion rights under the CBPA, it would obtain beneficial ownership of any shares of Class A Ordinary Shares held by the Founder Entity issuing the Bond.
The Reporting Persons expect the following to be among the rights and obligations under the CBPA:
(i)	Share Charge – The Founders will be expected to charge a total of 4,000,000 shares of the Issuer to the KKR CBPA Parties and be subject to certain top-up events which may trigger the charging of additional shares of the Issuer.
(ii)	Voting Provisions – So long as the KKR CBPA Parties and their affiliates hold a certain number of shares of the Issuer and the Bond has not been redeemed in full, the Founders will be subject to some obligations regarding their voting rights in the issuer related to procuring that the Issuer not take certain actions without the approval of the Reporting Persons.
(iii)	Transfer Restrictions – The Founders will be subject to certain restrictions on transfers of their shares in the Issuer, including the KKR CBPA Parties’ right but not the obligation to require third party purchasers in certain transfers proposed by the Founders to purchase from the KKR BCPA Parties the same percentage of their shares as are being transferred by the Founders. So long as the KKR CBPA Parties hold a certain percentage of the Issuer’s shares, the Reporting Persons will also be prohibited from transferring their shares in the Issuer to certain entities without Mr. Han’s consent.
(iv)	Issuance of Shares – In the event that the Issuer issues any shares or other equity security of any type or class to any person, subject to some exceptions, Mr. Han will have certain obligations relating to obtaining for the KKR CBPA Parties the right to purchase a proportion of such shares or security equal to the proportion of the shares held by the them to the aggregate number of all shares of the Issuer, at the same consideration and upon the same terms and conditions.
(v)	Observer Appointment – The Founder CBPA Parties will have certain obligations relating to obtaining for the KKR CBPA Parties the right to appoint an observer to the board of the Issuer and in the Founder Entity issuing the Bond, so long as they meet some threshold of share ownership in the Issuer.
(vi)	Dividends – So long as the KKR CBPA Parties hold not less than a certain number of shares in the Issuer and the Bond has not been redeemed in full, the Founders will have certain obligations regarding the distribution of the Issuer’s profits as dividends.
(vii)	Devotement – So long as the KKR CBPA Parties hold a certain number of shares in the Issuer, Mr. Han will agree to serve as the chairman of the board of directors and chief executive officer of the Issuer.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 23 of 26

Registration Rights
Prior to the acquisition of the Class A Ordinary Shares, Talent expects to enter into a registration rights agreement with the Issuer (the “Registration Rights Agreement”) pursuant to which Talent will have certain rights to require the Issuer to register certain of their shares under the Securities Act of 1933, as amended (the “Securities Act”), subject to certain conditions.
Share Charge Agreements
Prior to the acquisition of the Class A Ordinary Shares, Talent Wise expects to enter into a Share Charge Agreement (the “Share Charge Agreement”) with one or more of the Founders (the “Chargors”), under which the Chargors will agree to charge a total of 4,000,000 shares7 of the Issuer to Talent Wise to secure the obligations of the Founders under the agreements and bond relating to the contemplated transactions.  The Share Charge Agreement will also include certain restrictions on transfer of the charged shares, and will be immediately enforceable if there is a continuing default under the CBPA.  In the event that the Share Charge Agreement becomes enforceable, Talent Wise will be able to exercise all voting and other rights attaching to the charged assets, transfer legal ownership of the charged shares and register such shares in its name or in the name of its nominees.
The foregoing description of the terms of the GS SPA and the IDG SPA are qualified in their entirety by reference to the agreements that are listed in Item 7 and are incorporated by reference in this Item 6.  An amended Schedule 13D will be filed in the event that any of the agreements expected to be entered into are executed.
Item 7.                Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement dated June 22, 2015, by and among the Reporting Persons.

Exhibit B	Powers of Attorney

Exhibit C	Share Purchase Agreement dated June 13, 2015, by and among Talent, the GS Sellers, and Connion

Exhibit D	Share Purchase Agreement dated June 13, 2015, by and among Talent, the IDG Sellers, and Connion

7 Represents (i) the 2,000,000 Class A Ordinary Shares purchased by the Founders under the GS SPA and the IDG SPA and (ii) 2,000,000 shares of the Issuer held by the Chargers other than the entity issuing the convertible bond.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 24 of 26

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  June 22, 2015

Talent Fortune Investment Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

Talent Wise Investment Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

Talent Fortune Holdings Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR China Growth Fund L.P.
By: KKR Associates China Growth L.P., its General Partner
By: KKR China Growth Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Associates China Growth L.P.
By: KKR China Growth Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR China Growth Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

CUSIP No. G8675B 105	SCHEDULE 13D	Page 25 of 26

KKR Fund Holdings L.P.
By: KKR Fund Holdings GP Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Fund Holdings GP Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Group Holdings L.P.
By: KKR Group Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Group Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & Co. L.P.
By: KKR Management LLC, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR Management LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

Henry R. Kravis

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for Henry R. Kravis

[Signature Page to Schedule 13D]

CUSIP No. G8675B 105	SCHEDULE 13D	Page 26 of 26

George R. Roberts

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for George R. Roberts

[Signature Page to Schedule 13D]

EXHIBIT A
JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A Ordinary Shares, par value $0.001 per share of Tarena International Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  June 22, 2015

Talent Fortune Investment Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

Talent Wise Investment Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

Talent Fortune Holdings Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR China Growth Fund L.P.
By: KKR Associates China Growth L.P., its General Partner
By: KKR China Growth Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Associates China Growth L.P.
By: KKR China Growth Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR China Growth Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Fund Holdings L.P.
By: KKR Fund Holdings GP Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Fund Holdings GP Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Group Holdings L.P.
By: KKR Group Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Group Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & Co. L.P.
By: KKR Management LLC, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR Management LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

[Signature Page to the Joint Filing Agreement]

Henry R. Kravis

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for Henry R. Kravis

George R. Roberts

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for George R. Roberts

[Signature Page to the Joint Filing Agreement]

EXHIBIT B

Date: May 28, 2014
POWER OF ATTORNEY

Know all men by these presents that Henry R. Kravis does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Henry R. Kravis
Name: Henry R. Kravis

Date: May 28, 2014
POWER OF ATTORNEY

Know all men by these presents that George R. Roberts does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ George R. Roberts
Name: George R. Roberts

Date: May 28, 2014
POWER OF ATTORNEY

Know all men by these presents that William J. Janetschek does hereby make, constitute and appoint David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ William J. Janetschek
Name: William J. Janetschek

EXHIBIT C

Execution Version

SHARE PURCHASE AGREEMENT
SHARE PURCHASE AGREEMENT (this “Agreement”) dated June 13, 2015, is entered into between Talent Fortune Investment Limited, a limited liability company incorporated under the laws of Cayman Islands (the “KKR Purchaser”), Connion Capital Limited, a limited liability company incorporated under the laws of the British Virgin Islands (the “Founder Purchaser”, and, together with the KKR Purchaser, each a “Purchaser” and collectively the “Purchasers”) and Goldman Sachs Investment Partners Master Fund, L.P., a Cayman Islands exempted limited partnership, and Goldman Sachs Investment Partners Private Opportunities Holdings, L.P., a Cayman Islands exempted limited partnership, (collectively, the “Sellers” and each, individually, a “Seller”).
Each of the Purchasers and the Sellers is referred to herein as a “Party”, and the Purchasers and the Sellers are collectively referred to herein as the “Parties”.
WHEREAS, on the date hereof, the Sellers own 10,914,852 class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”), of Tarena International, Inc., an exempted company organized and existing under the laws of Cayman Islands, whose shares are listed on The NASDAQ Global Select Market (the “Company”).
WHEREAS, upon the terms and conditions set forth in this Agreement, (a) the Sellers wish to sell to the KKR Purchaser, and the KKR Purchaser wishes to acquire from the Sellers, the number of Class A Ordinary Shares set forth opposite each Seller’s and the KKR Purchaser’s name in Schedule 1 hereto (the “KKR Target Shares”), and (b) the Sellers wish to sell to the Founder Purchaser, and the Founder Purchaser wishes to acquire from the Sellers, the number of Class A Ordinary Shares set forth opposite each Seller’s and the Founder Purchaser’s name in Schedule 1 hereto (the “Founder Target Shares”).
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:
SECTION 1
INTERPRETATION
1.1        Definitions.  In this Agreement, unless otherwise provided herein, the following terms shall have the meanings set forth below:
“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.  For purposes of this Agreement, the Company and its subsidiaries shall not be deemed to be “Affiliates” of any of the Sellers.
“Anti-Money Laundering Laws” means the anti-money laundering laws and regulations of the United States and any related or similar statutes (including, without limitation, the U.S.

PATRIOT Act of 2001), rules, regulations or guidelines, issued, administered or enforced by any Governmental or Regulatory Authority.
“Business Day” means any day except any Saturday, any Sunday, any day that is a federal legal holiday in the United States or any day on which banking institutions in the State of New York, the People’s Republic of China, Hong Kong or the Cayman Islands are authorized or required by law or other governmental action to close.
“Closing” means the KKR Closing or the Founder Closing, as the case may be.
“Closing Date” means the KKR Closing Date or the Founder Closing Date, as the case may be.
“Commission” means the United States Securities and Exchange Commission.
“Consent” means any consent, approval, authorization, novation, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including any Governmental or Regulatory Authority.
“Encumbrance” means any pledge, hypothecation, right of others, claim, charge, security interest, encumbrance, adverse claim or interest, option, lien, put or call right, right of first offer or refusal, voting right, preemptive right, restrictions on transfer (other than arising under any applicable securities Laws) or other similar restrictions.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
“Governmental or Regulatory Authority” means any international, supranational or national government, any state, provincial, local or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States or a foreign nation or jurisdiction, any State of the United States or any political subdivision of any thereof, any court, tribunal or arbitrator, any self-regulatory organization or any other instrumentality of any jurisdiction in which a Party conducts business or operations.
“IDG Agreement” means the share purchase agreement by and among the Purchasers, IDG Technology Venture Investments, L.P. dated on or about the date hereof;
 “Order” means any judgment, order, administrative order, writ, stipulation, injunction (whether permanent or temporary), award, decree or similar legal restraint of, or binding settlement having the same effect with, any Governmental or Regulatory Authority.
“Organizational Documents” means, with respect to any Person (other than a natural person), the memorandum and articles of association, constitution, certificate of incorporation, articles of incorporation, bylaws, articles of organization, partnership agreement, limited liability company agreement, trust deed, formation agreement, joint venture agreement or other similar organizational documents of such Person (in each case, as amended through the date of this Agreement).
“Person” means an individual or corporation, company, exempted company, firm, general or limited partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company or Governmental or Regulatory Authority or other entity of any kind.
“Proceeding” means an action, claim, suit, investigation or other legal proceeding (including a partial proceeding, such as a deposition).
“Regulation S” means Regulation S under the Securities Act.
“Representatives” means, with respect to any Person, such Person’s accountants, counsel, financial and other advisers, representatives, consultants, directors, officers, employees, shareholders, partners, members and agents.
“Securities Act” means the United States Securities Act of 1933, as amended.
“Target Shares” means the KKR Target Shares or the Founder Target Shares, as the case may be.
1.2        Terms Defined Elsewhere in this Agreement.  The following terms are defined in this Agreement as follows:
Term	Section
"Agreement"	Preamble
"Class A Ordinary Shares"	Recital
"Company"	Recital
"Founder Closing"	Section 3.1
"Founder Closing Date"	Section 3.1
"Founder Purchaser"	Preamble
"Founder Target Shares"	Recital
"KKR Closing"	Section 3.1
"KKR Closing Date"	Section 3.1
"KKR Purchaser"	Preamble
"KKR Target Shares"	Recital
"Party"	Preamble
"Purchaser"	Preamble
"Purchase Notice"	Section 3.3
"Purchase Price"	Section 2.2
"Seller"	Preamble

1.3        Interpretation.

(a)         Directly or Indirectly.  The phrase “directly or indirectly” means directly, or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning.
(b)         Gender and Number.  Unless the context otherwise requires, all words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders, and words importing the singular include the plural and vice versa.
(c)         Headings.  Headings are included for convenience only and shall not affect the construction of any provision of this Agreement.
(d)         Include not Limiting.  “Include,” “including,” “are inclusive of” and similar expressions are not expressions of limitation and shall be construed as if followed by the words “without limitation.”
(e)         Language.  This Agreement is written in English.  If this Agreement is translated into any language other than English, the English text shall prevail.
(f)          Law.  References to “law” shall include all applicable laws, regulations, rules and orders of any Governmental or Regulatory Authority, securities exchange or other self-regulating body, any common or customary law, constitution, code, ordinance, statute or other legislative measure and any regulation, rule, treaty, order, decree or judgment; and “lawful” shall be construed accordingly.
(g)        References to Documents.  References to this Agreement include the Schedules, which form an integral part hereof.  A reference to any Section or Schedule is, unless otherwise specified, to such Section of or Schedule to this Agreement.  The words “hereof,” “hereunder” and “hereto,” and words of like import, unless the context requires otherwise, refer to this Agreement as a whole and not to any particular Section hereof or Schedule hereto.  A reference to any document (including this Agreement) is to that document as amended, consolidated, supplemented, novated or replaced from time to time.
(h)        Time.  If a period of time is specified and dates from a given day or the day of a given act or event, unless otherwise specified, such period shall be calculated exclusive of that day.
(i)           Writing and Written.  References to writing and written include any mode of reproducing words in a legible and non-transitory form including emails and faxes.

SECTION 2
PURCHASE AND SALE OF SALE SHARES
2.1        Target Shares.  Upon the terms and subject to the conditions of this Agreement,

(a)            at the KKR Closing, the KKR Purchaser shall purchase from the Sellers, and the Sellers shall sell to the KKR Purchaser, the KKR Target Shares free and clear of any Encumbrance; and
(b)            at the Founder Closing, the Founder Purchaser shall purchase from the Sellers, and the Sellers shall sell to the Founder Purchaser, the Founder Target Shares free and clear of any Encumbrance.
2.2        Consideration.  The consideration payable by the KKR Purchaser or the Founder Purchaser (as the case may be) for the KKR Target Shares or the Founder Purchaser (as the case may be) shall be the purchase price set forth opposite such Purchaser’s name in Schedule 1 (such Purchaser’s “Purchase Price”), which is equal to the product of the number of the Target Shares to be purchased by such Purchaser multiplied by US$10.25.
SECTION 3
CLOSING
3.1        Time and Place of Closing.
(a)            The closing of the sale and purchase of the KKR Target Shares (the “KKR Closing”) shall take place remotely by facsimile transmission (or such other electronic means as the KKR Purchaser and the Sellers may agree) on 10 July 2015  (or such other date or time as the KKR Purchaser and the Sellers may agree in writing, the “KKR Closing Date”).
(b)            The closing of the sale and purchase of the Founder Target Shares (the “Founder Closing”) shall take place remotely by facsimile transmission (or such other electronic means as the Founder Purchaser and the Sellers may agree) on 24 July 2015 (or such other date or time as the Purchasers and the Sellers may agree in writing, the “Founder Closing Date”).
3.2         Actions at Closing.
(a)            At the KKR Closing,
(i)            the Sellers shall take necessary actions to transfer the KKR Target Shares to the KKR Purchaser;
(ii)            concurrently with the satisfaction of Section 3.2(a)(i) above, the KKR Purchaser shall pay or cause to be paid its Purchase Price to the Sellers to such bank account as designated by the Sellers; and
(iii)            the Sellers and the KKR Purchaser shall each deliver all other certificates required to be delivered by such Party on the KKR Closing Date pursuant to Section 6.
(b)            At the Founder Closing,

(i)            the Sellers shall take necessary actions to transfer the Founder Target Shares to the Founder Purchaser;
(ii)            concurrently with the satisfaction of Section 3.2(b)(i) above, the Founder Purchaser shall pay or cause to be paid its Purchase Price to the Sellers to such bank account as designated by the Sellers; and
(iii)            the Sellers and the Founder Purchaser shall each deliver all other certificates required to be delivered by such Party on the Founder Closing Date pursuant to Section 6.
3.3    KKR Purchase of Founder Target Shares. If (a) the Founder Purchaser fails to purchase the Founder Target Shares in accordance with this Agreement or (b) the sale and purchase of the Founder Target Shares does not take place on 24 July 2015 solely because the condition set forth in Section 6.3 (Condition to Obligations of the Founder Purchaser; Funding) is not satisfied or otherwise waived, the Sellers, within 5 Business Days after the Target Founder Closing Date, shall have the right to elect, in their sole discretion and by written notice to the KKR Purchaser (such notice, the “Purchase Notice”), to require the KKR Purchaser to purchase the Founder Target Shares on substantially the same terms and conditions and at a price equal to the Founder Purchaser’s Purchase Price. The closing of such sale and purchase made pursuant to this Section 3.3 shall take place remotely by facsimile transmission (or such other electronic means as the KKR Purchaser and the Sellers may agree) on the date that is 5 Business Days after the date of such Purchase Notice (or such other date or time as the KKR Purchaser and the Sellers may agree in writing), at which time the Parties shall comply with the requirements set forth in Section 3.2(b).
SECTION 4
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
Each Seller represents and warrants, severally and not jointly, to each Purchaser as follows:
4.1        Authorization; Binding Effect. Such Seller is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has full right, power and authority to execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby. Such Seller has duly executed and delivered this Agreement. Assuming the due authorization execution and delivery of this Agreement by the Purchasers, this Agreement constitutes a legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms, except as the enforceability hereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally or (ii) general principles of equity, whether considered in a proceeding at law or in equity.
4.2        Title to Shares. Such Seller is the lawful owner of the Target Shares set forth opposite its name on Schedule I attached hereto with good and marketable title thereto, and such

Seller has the right to sell, assign, convey, transfer and deliver the Target Shares set forth opposite its name on Schedule I attached hereto and all rights and benefits incident to the ownership thereof. Such rights and benefits are transferrable by such Seller to each Purchaser, free and clear of all Encumbrances. The purchase and sale of the Target Shares as contemplated herein will (a) pass good and marketable title to such Target Shares to each Purchaser, free and clear of all Encumbrances, and (b) convey, free and clear of all Encumbrances, any and all rights and benefits incident to the ownership of such Target Shares.
4.3        Information. Such Seller has such knowledge and experience in financial and business matters as to enable such Seller to make an informed decision with respect to such Seller’s sale of the Target Shares. Such Seller is a sophisticated investor and has independently evaluated the merits of its decision to sell the Target Shares pursuant to this Agreement, such decision has been independently made by such Seller, and such Seller confirms that it has only relied on the advice of its own business and/or legal counsel in making such decision. In connection with such sale, such Seller has not relied on any representation, warranty or action made or taken by or on behalf of the Purchaser, its Affiliates or its Representatives, other than those expressly set forth herein.
4.4        No Encumbrances. The execution, delivery and performance by such Seller of this Agreement and the consummation of the transactions contemplated hereby will not result in the creation of any Encumbrance with respect to the Target Shares as set forth opposite such Seller’s name of Schedule I attached hereto.
4.5        No Conflicts. The execution, delivery and performance by such Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not conflict with or result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both) (a) the Organizational Documents of such Seller, (b) any Law or Order to which such Seller or any of its properties or assets is subject or (c) any contract, agreement or other instrument applicable to such Seller or any of its properties or assets; except, in the case of clause (c), to the extent that such conflict, violation, breach or default, individually and in the aggregate, have not materially impaired or delayed, and will not materially impair or delay, the ability of such Seller to perform its obligations under this Agreement.
4.6        Proceedings. There is no Proceeding pending against such Seller, or to the knowledge of such Seller, threatened against or affecting such Seller that could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement. There is no Proceeding pending or, to the knowledge of such Seller, threatened that questions the legality of the transactions contemplated by this Agreement.
4.7        Brokers and Finders.  No investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of such Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement, the fees, expenses, costs or commissions for which could be the responsibility, in whole or in part, of the Purchaser or any of its Affiliates or the Company or any of its Affiliates.

4.8        Solvency. Such Seller is not insolvent under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has not proposed or is not liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) could receive less than the amounts due to them.  There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning such Seller.
4.9        No Consents.  Such Seller is not required to obtain any Consent in connection with the execution, delivery and performance by such Seller of this Agreement or the consummation by such Seller of the transactions contemplated hereby, other than such Consents as have been obtained by such Seller or are otherwise provided in this Agreement.
4.10      Private Offering.  No registration of the Target Shares, pursuant to the provisions of the Securities Act or any state securities or “blue sky” laws, will be required by the sale of the Target Shares in accordance with this Agreement.  Such Seller agrees that neither it, nor anyone acting on its behalf, shall offer to sell the Target Shares or any other securities of the Company so as to require the registration of the Target Shares pursuant to the provisions of the Securities Act or any state securities or “blue sky” laws.
SECTION 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
Each Purchaser represents and warrants, severally and not jointly, to the Sellers as follows, except that the representation and warranty under Section 5.12 are only made by the KKR Purchaser to the Sellers:
5.1        Authorization; Binding Effect. Such Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has full right, power and authority to execute and deliver this Agreement and to perform fully its obligations hereunder. Such Purchaser has duly executed and delivered this Agreement. Assuming the due authorization execution and delivery of this Agreement by the Sellers, this Agreement constitutes a legal, valid and binding obligation of such Purchaser enforceable against such Purchaser in accordance with its terms, except as the enforceability hereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally or (ii) general principles of equity, whether considered in a proceeding at law or in equity.
5.2        Purchase for Investment. Such Purchaser is acquiring the Target Shares for investment for its own account and not with a view toward any resale or distribution thereof except in compliance with the Securities Act. Such Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to any Person with respect to the Target Shares. Such Purchaser hereby acknowledges that the Target Shares have not been registered pursuant to the Securities Act and may not be transferred in the absence of such registration thereunder or an exemption therefrom, or in a transaction not subject to, the Securities Act.

5.3        Investment Experience; Disclosure of Information. Such Purchaser (a) either alone or together with its Representatives, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment such as an investment in the Target Shares, (b) is a sophisticated investor, (c) understands the terms of, and risks associated with, the acquisition of the Target Shares and (d) has independently evaluated the merits of its decision to purchase the Target Shares pursuant to this Agreement and has only relied on its independent judgment or the advice of its own business and/or legal counsel in making such decision. Such Purchaser has not relied on any representation, warranty or action made or taken by or on behalf of the Sellers, their Affiliates or their Representatives, other than those expressly set forth herein.
5.4        No General Solicitation. Such Purchaser is not purchasing the Target Shares as a result of any advertisement, article, notice or other communication regarding the Target Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.
5.5        No Conflicts. The execution, delivery and performance by such Purchaser of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not conflict with or result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both) (a) the Organizational Documents of such Purchaser, (b) any Law or Order to which such Purchaser or any of its properties or assets is subject, or (c) any contract, agreement or other instrument applicable to such Purchaser or any of its properties or assets; except, in the case of clause (c), to the extent that such conflict, violation, breach or default, individually and in the aggregate, have not materially impaired or delayed, and will not materially impair or delay, the ability of the Purchaser to perform its obligations under this Agreement.
5.6        Proceedings. There is no Proceeding pending against such Purchaser, or to the knowledge of such Purchaser, threatened against or affecting such Purchaser that could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement. There is no Proceeding pending or, to the knowledge of such Purchaser, threatened that questions the legality or propriety of the transactions contemplated by this Agreement.
5.7        Brokers and Finders. No investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of such Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement or is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions.
5.8        No Consents.  Such Purchaser is not required to obtain any Consent in connection with the execution, delivery and performance by such Purchaser of this Agreement or the consummation by such Purchaser of the transactions contemplated hereby, other than such Consents as have been obtained or are otherwise provided in this Agreement.

5.9        Regulation S.  Such Purchaser (a) is not a US Person (as defined in Rule 902 of Regulation S), and (b) is acquiring the Target Shares not with a view to the distribution of the Target Shares.
5.10      Accredited Investor. Such Purchaser is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D as promulgated by the Commission under the Securities Act.
5.11      Sellers’ Reliance.  Such Purchaser understands that the Target Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that the Sellers are relying in part upon the truth and accuracy of, and such Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Target Shares.
5.12      Availability of Funds.  Immediately prior to the KKR Closing or the closing under Section 3.3 (as applicable), the KKR Purchaser has funds readily and unconditionally available sufficient to fund the purchase of the KKR Target Shares, and if Section 3.3 applies, the Founder Target Shares, as contemplated hereunder.
5.13      Legend.  Such Purchaser acknowledges that the Target Shares will bear a legend to the effect that the Target Shares have not been registered under the Securities Act.
5.14      Anti-Money Laundering.  The operations of such Purchaser are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Anti-Money Laundering Laws; such Purchaser’s purchase of the Target Shares will not violate any Anti-Money Laundering Laws; and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving such Purchaser with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of such Purchaser, threatened.
SECTION 6
CONDITIONS PRECEDENT
6.1         Condition to Obligations of Each Party. The obligations of each Purchaser and each Seller to consummate the transactions contemplated hereby shall be subject to the condition that the consummation of the transactions contemplated hereby shall not have been enjoined or prohibited by applicable Law, and no Proceeding by or before any Governmental or Regulatory Authority challenging such transactions shall have been initiated or threatened in writing.
6.2        Conditions to Obligations of each Purchaser. The obligations of each Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver by such Purchaser) on or prior to the KKR Closing Date (in case of the

KKR Closing) or the Founder Closing Date (in case of the Founder Closing) of the following additional conditions:
(a)         Representations and Warranties. The representations and warranties of the Sellers shall be true and correct in all material respects on and as of the KKR Closing Date (in case of the KKR Closing) or the Founder Closing Date (in case of the Founder Closing) with the same effect as though such representations and warranties had been made on and as of the KKR Closing Date (in case of the KKR Closing) or the Founder Closing Date (in case of the Founder Closing).
(b)         Covenants. The Sellers shall have duly performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or on the KKR Closing Date (in case of the KKR Closing) or the Founder Closing Date (in case of the Founder Closing).
(c)          Certificate. The Sellers shall have delivered to such Purchaser a certificate, dated as of the KKR Closing Date (in case of the KKR Closing) or the Founder Closing Date (in case of the Founder Closing) and signed by its duly authorized officer, certifying to the effect that the conditions set forth in Sections 6.2 (a) and (b) have been satisfied.
6.3        Condition to Obligations of the Founder Purchaser; Funding. The obligations of the Founder Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver by such Purchaser) on or prior to the Founder Closing Date of the condition that the Founder Purchaser shall have obtained sufficient funding to consummate the transactions contemplated hereunder.
6.4        Conditions to Obligations of the Seller. The obligation of the Sellers to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver by the Seller) on or prior to the KKR Closing Date (in case of the KKR Closing) or the Founder Closing Date (in case of the Founder Closing) of the following additional conditions:
(a)         Representations and Warranties.  The representations and warranties of the Purchasers shall be true and correct in all material respects on and as of each Closing Date with the same effect as though such representations and warranties had been made on and as of each Closing Date.
(b)         Covenants. The KKR Purchaser (in case of the KKR Closing) or the Founder Purchaser (in case of the Founder Closing) shall have duly performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or on the KKR Closing Date (in case of the KKR Closing) or the Founder Purchaser (in case of the Founder Closing).
(c)         Certificate. The KKR Purchaser (in case of the KKR Closing) or the Founder Purchaser (in case of the Founder Closing) shall have delivered to the Sellers a certificate, dated as of the KKR Closing Date (in case of the KKR Closing) or the Founder

Purchaser (in case of the Founder Closing) and signed by its duly authorized officer, certifying to the effect that the conditions set forth in Sections 6.4(a) and (b) have been satisfied.
SECTION 7
COVENANTS
7.1        Covenants of the Seller.
(a)         Public Announcements. Each Seller shall not, and shall not permit any of its Affiliates to, make any public announcement in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the Purchasers or use the name of the KKR Purchaser, KKR, Kohlberg Kravis Roberts & Co. or any Affiliates of the KKR Purchaser in any manner, context or format (including reference on or links to websites, press releases, etc.) without the prior written consent of the KKR Purchaser, except as required by Law applicable to such Sellers and its Affiliates or except as required by rules and regulations of the Commission or any relevant stock exchange or quotation system (after giving effect to the execution of this Agreement and the transactions contemplated hereby) or upon the routine request of any Governmental or Regulatory Authority having authority to regulate or oversee any aspect of the business of such Sellers or its Affiliates, in which case such Seller shall use its commercially reasonable efforts to provide each Purchaser with sufficient time, consistent with such requirements, to review the nature of such requirements and to comment upon such disclosure prior to announcement.  For the avoidance of doubt, nothing contained in this Section 7.1(a) is intended to prohibit disclosure by each Seller to its Affiliates and/or Representatives who are on a “need to know” basis.
(b)         Further Actions.
(i)            Each Seller shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby as promptly as practicable.
(ii)            Each Seller shall, as promptly as practicable, file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by such Seller pursuant to applicable Law in connection with this Agreement and the consummation of the transactions contemplated hereby.
(iii)            Each Seller shall, and shall cause its Affiliates to, coordinate and cooperate with each Purchaser in exchanging such information and supplying such assistance as may be reasonably requested by such Purchaser in connection with the filings and other actions of such Purchaser contemplated hereby.
(iv)            At all times prior to each Closing, each Seller shall notify the other Parties in writing of any condition or occurrence that would be reasonably likely to result in the failure of any of the conditions contained in Sections 6.1 and 6.2 to be satisfied, promptly upon becoming aware of the same.

(c)         Sellers’ Transfer Covenant.  Each Seller covenants not to, directly or indirectly, offer, sell, contract to sell, transfer, pledge, grant any option to purchase, make any short sale or otherwise dispose of, any of the Target Shares or any right, title or interest therein or thereto between the date hereof and the KKR Closing or the Founder Closing (as the case may be), except as set forth in this Agreement.
7.2        Covenants of the Purchaser.
(a)         Public Announcements.  Each Purchaser shall not, and shall not permit any of its Affiliates to, make any public announcement in respect of this Agreement or the transactions contemplated hereby or use the name of the Sellers, Goldman, Sachs & Co., or any Affiliates of the Sellers in any manner, context or format (including reference on or links to websites, press releases, etc.) without obtaining in each instance the prior written consent of the Sellers, except as required by Law applicable to such Purchaser and its Affiliates or except as required by rules and regulations of the Commission or any relevant stock exchange or quotation system (after giving effect to the execution of this Agreement and the transactions contemplated hereby and thereby), in which case such Purchaser shall use its commercially reasonable efforts to provide the Sellers with sufficient time, consistent with such requirements, to review the nature of such requirements and to comment upon such disclosure prior to announcement.
(b)         Further Actions.
(i)            Each Purchaser shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby as promptly as practicable.
(ii)            Each Purchaser shall, as promptly as practicable, file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by such Purchaser pursuant to applicable Law in connection with this Agreement and the consummation of the transactions contemplated hereby and thereby.
(iii)            Each Purchaser shall, and shall cause its Affiliates to, coordinate and cooperate with the Sellers in exchanging such information and supplying such assistance as may be reasonably requested by the Sellers in connection with the filings and other actions contemplated hereby.
(iv)            At all times prior to the KKR Closing or the Founder Closing, the KKR Purchaser (in case of the KKR Closing) or the Founder Purchaser (in case of the Founder Closing) shall notify the other Parties in writing of any condition or occurrence that would be reasonably likely to result in the failure of any of the conditions contained in Sections 6.1, 6.3 and 6.4 to be satisfied, promptly upon becoming aware of the same.
(c)         KKR Purchaser’s Transfer Covenant.  The KKR Purchaser covenants not to, directly or indirectly, offer, sell, contract to sell, transfer, pledge, grant any option to purchase, make any short sale or otherwise dispose of any right, title or interest in or to the KKR Target Shares between the date hereof and the KKR Closing, except as set forth in this Agreement.

SECTION 8
TERMINATION
8.1        Termination. This Agreement may be terminated:
(a)         by the KKR Purchaser by written notice to the other Parties on or before the tenth (10th) day after the date of this Agreement, if the result of the due diligence investigations on the Company is not satisfactory to the KKR Purchaser in its reasonable discretion;
(b)         by the Sellers or the KKR Purchaser by written notice to the other Parties after 5:30 p.m. (Hong Kong time) on 24 July 2015, if the KKR Closing shall not have occurred, unless such date is extended by the mutual written consent of the Sellers and the KKR Purchaser; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement under this Agreement has been the cause of, or resulted in, the failure of the KKR Closing to occur on or before such date;
(c)         by the Sellers or any Purchaser by written notice to the other Parties after 5:30 p.m. (Hong Kong time) on 24 August 2015, if the Founder Closing and a closing pursuant to Section 3.3 shall not have occurred, unless such date is extended by the mutual written consent of the Sellers and the Founder Purchaser; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement under this Agreement has been the cause of, or resulted in, the failure of the Founder Closing to occur on or before such date;
(d)         (i) by the Sellers or the KKR Purchaser by written notice to the other Parties on or prior to the KKR Closing or (ii) by the Sellers or any Purchaser by written notice to the other Parties on or prior to the Founder Closing, in each case if any Governmental or Regulatory Authority shall have issued an Order (which Order the Parties shall use their commercially reasonable efforts to lift) permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Order shall have been outstanding for ten (10) days or more;
(e)         (i) by the Sellers or the KKR Purchaser by written notice to the other Parties on or prior to the KKR Closing or (ii) by the Sellers or any Purchaser by written notice to the other Parties on or prior to the Founder Closing, in each case if any event, fact or condition shall occur or exist that shall have made it impossible to satisfy a condition precedent to the terminating Party’s obligations to consummate the transactions contemplated by this Agreement, unless the occurrence or existence of such event, fact or condition shall be due to the failure of the terminating Party to perform or comply with any of the agreements, covenants or conditions hereof to be performed or complied with by such Party prior to the Closing; or
(f)          (i) by written agreement of the Sellers and the KKR Purchaser prior to the KKR Closing or (ii) by written agreement of the Sellers and the Purchasers prior to the Founder Closing.

8.2        Effect of Termination. In the event of the termination of this Agreement pursuant to the provisions of Section 8.1, this Agreement shall become void and have no effect, without any liability to any Person in respect hereof or of the transactions contemplated hereby on the part of any Party, or any of its Affiliates, except for any liability resulting from such Party’s breach of this Agreement and except if this Agreement is terminated pursuant to the provisions of Section 8.1 after the KKR Closing but prior to the Founder Closing, the KKR Closing shall not be affected; provided, that Sections 7.1(a), 7.2(a) and 9 shall remain in full force and effect and survive any termination of this Agreement.
SECTION 9
MISCELLANEOUS
9.1        Remedies. In the event of a breach by any Purchaser or by any Seller of any of their obligations under this Agreement, the non-breaching Party, in addition to being entitled to exercise all rights granted by Law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights, injunctive relief and other equitable remedies under this Agreement. The Purchasers and the Sellers agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by any other Party of any of the provisions of this Agreement and hereby further agree, in the event of any action for specific performance, injunctive relief or other equitable remedies in respect of such breach, to waive and not assert the defense that a remedy at law would be adequate.
9.2        Entire Agreement. This Agreement, together with the exhibits and schedules thereto, contains the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the Parties acknowledge have been merged into such documents, exhibits and schedules.
9.3        Amendments and Waivers. The provisions of this Agreement may not be amended, modified, supplemented or waived unless the same shall be in writing and signed by each of the Parties.
9.4        Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of:  (a) the date of transmission, if such notice or communication is delivered via facsimile or e-mail at the facsimile number or e-mail address specified in this Section 9.4 prior to 5:30 p.m. (Hong Kong time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile or e-mail at the facsimile number or e-mail address specified in this Section 9.4 on a day that is not a Business Day or later than 5:30 p.m. (Hong Kong time) on any Business Day, or (c) upon actual receipt by the Party to whom such notice is required to be given. The addresses for such notices and communications shall be as follows:
(a)         If to the KKR Purchaser:

Address: c/o KKR Asia Limited, Level 56, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong
Attention:  Julian J. Wolhardt and Lane Zhao
Facsimile no: +852 22193000
E-mail address:  Julian.wolhardt@kkr.com; jane.zhao@kkr.com
with a mandatory copy to:
Paul, Weiss, Rifkind, Wharton & Garrison
12th Floor, Hong Kong Club Building
3A Chater Road, Central, Hong Kong
Fax Number: +852 28404300
Email: jlange@paulweiss.com
Attention: John E. Lange

(b)        If to the Founder Purchaser:
Address: c/o Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing 100098, People’s Republic of China
Attention:  Mr. Shaoyun Han
Facsimile no: +86 10 6211-0873
E-mail address:  hansy@tarena.com.cn
with a mandatory copy to:
 Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Fax Number: (852) 39104863 / (852) 39104891
Email: Julie.Gao@skadden.com / Will.Cai@skadden.com
Attention: Julie Z. Gao / Will H. Cai

(c)         If to Goldman Sachs Investment Partners Master Fund, L.P.:
Address: c/o Goldman Sachs Investment Partners GP, LLC
200 West Street, 34th Floor
New York, NY 10282
USA
Facsimile no: +1 (917) 977-3246
Attention: Ms. Michelle Barone

with a mandatory copy to:
Goldman Sachs (Asia) L.L.C.
63rd Floor, Cheung Kong Center
2 Queens Road Central

Hong Kong
Facsimile no: +852 2978-6686
Attention: Mr. Terence Ting

(d)         If to Goldman Sachs Investment Partners Private Opportunities Holdings, L.P.:
Address: c/o Goldman Sachs Investment Partners Private Opportunities Advisors, Inc.
200 West Street, 34th Floor
New York, NY 10282
USA
Facsimile no:+1 (917) 977-3246
Attention: Ms. Michelle Barone

with a mandatory copy to:
Goldman Sachs (Asia) L.L.C.
63rd Floor, Cheung Kong Center
2 Queens Road Central
Hong Kong
Facsimile no: +852 2978-6686
Attention: Mr. Terence Ting

The addresses, facsimile numbers and e-mail addresses specified in this Section 9.4 may be changed by a Party by delivering notice to the other Parties in accordance with the terms hereof, which change will be effective on the later of the date set forth in such notice or ten (10) days after such notice is deemed given hereunder.
9.5        Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each Purchaser and each Seller. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other Parties, provided that, without the prior consent of the Sellers, (i) the KKR Purchaser may assign this Agreement to its Affiliate in Hong Kong or an entity in Hong Kong managed by its Affiliate and (ii) the Founder Purchaser may assign this Agreement to any entity wholly owned by Mr. Shaoyun Han.
9.6        Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Parties, it being understood that each Party need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature were the original thereof.
9.7        Governing Law; Jurisdiction; Waiver of Jury Trial.
(a)         All questions concerning the construction, validity, enforcement and interpretation of this Agreement and the relationship of the Parties shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.
(b)         Each Party hereby irrevocably agrees that any disputes arising out of or relating to this Agreement or the transactions contemplated hereby shall only be brought in the courts of the State of New York or in the United States of America located in New York, New York, and hereby expressly submits to the personal jurisdiction and venue of such courts and expressly waives any claim of improper venue or that such courts are an inconvenient forum.
(c)         Each Party hereby irrevocably agrees to waive all rights to trial by jury in any proceeding brought in accordance with Section 9.7(b).
9.8        Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by Law.
9.9        Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the Parties shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the Parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.
9.10      Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars. All amounts owing under this Agreement are in United States Dollars. All amounts denominated in other currencies shall be converted into the United States Dollar equivalent amount in accordance with the applicable exchange rate in effect on the date of calculation.
9.11      Fees and Expenses. Except as otherwise provided in this Agreement, all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses; provided that if any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing Party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled. Any and all transfer, documentary, sales, use, stamp, registration and other such taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be paid by the Party incurring such fees, charges or taxes.
9.12     Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party, upon any breach, default or noncompliance by any other Party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring.
9.13      Time of the Essence. Time is of the essence in connection with the performance of the Parties’ respective obligations under this Agreement.
9.14      Further Assurances. At or after the Closing, and without further consideration, the Parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby, to evidence the fulfillment of the agreements herein contained and to give practical effect to the intention of the Parties.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused their respective representatives to execute this Agreement as of the date first above written.

KKR PURCHASER:
Talent Fortune Investment Limited

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

FOUNDER PURCHASER:
Connion Capital Limited

By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

SELLERS:
Goldman Sachs Investment Partners Master Fund, L.P.

By: Goldman Sachs Investment Partners OP, LLC, its General Partner

By:	/s/ Michelle Barone
Name: Michelle Barone
Title: Authorized Signatory

Goldman Sachs Investment Partners Private Opportunities Holdings, L.P.

By: Goldman Sachs Investment Partners Private Opportunities Advisors, Inc., its General Partner

By:	/s/ Michelle Barone
Name: Michelle Barone
Title: Authorized Signatory

Schedule 1

Target Shares and Purchase Prices

Seller	Purchaser	Target Shares to be purchased by such Purchaser	Purchase Price to be paid by such Purchaser
Goldman Sachs Investment Partners Master Fund, L.P.	KKR Purchaser	2,110,396	US$21,631,559
Goldman Sachs Investment Partners Private Opportunities Holdings, L.P.	KKR Purchaser	2,110,397	US$ 21,631,569.25
Goldman Sachs Investment Partners Master Fund, L.P.	Founder Purchaser	618,317	US$6,337,749.25
Goldman Sachs Investment Partners Private Opportunities Holdings, L.P.	Founder Purchaser	618,316	US$ 6,337,739

EXHIBIT D

Execution Version

SHARE PURCHASE AGREEMENT
SHARE PURCHASE AGREEMENT (this “Agreement”) dated June 13, 2015, is entered into between Talent Fortune Investment Limited, a limited liability company incorporated under the laws of Cayman Islands (the “KKR Purchaser”), Connion Capital Limited, a limited liability company incorporated under the laws of the British Virgin Islands (the “Founder Purchaser”, and, together with the KKR Purchaser, each a “Purchaser” and collectively the “Purchasers”) and IDG Technology Venture Investments, LP, a Delaware limited partnership (the “Seller”).
Each of the Purchasers and the Seller is referred to herein as a “Party”, and the Purchasers and the Seller are collectively referred to herein as the “Parties”.
WHEREAS, on the date hereof, the Seller owns 5,048,484 class B ordinary shares, par value US$0.001 per share (“Class B Ordinary Shares”), of Tarena International, Inc., an exempted company organized and existing under the laws of Cayman Islands, whose shares are listed on The NASDAQ Global Select Market (the “Company”).
WHEREAS, upon the terms and conditions set forth in this Agreement, (a) the Seller wishes to sell to the KKR Purchaser, and the KKR Purchaser wishes to acquire from the Seller, the number of Class B Ordinary Shares set forth opposite the Seller’s and the KKR Purchaser’s name in Schedule 1 hereto (the “KKR Target Shares”), and (b) the Seller wishes to sell to the Founder Purchaser, and the Founder Purchaser wishes to acquire from the Seller, the number of Class B Ordinary Shares set forth opposite the Seller’s and the Founder Purchaser’s name in Schedule 1 hereto (the “Founder Target Shares”).
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:
SECTION 1
INTERPRETATION
1.1           Definitions.  In this Agreement, unless otherwise provided herein, the following terms shall have the meanings set forth below:
“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.  For purposes of this Agreement, the Company and its subsidiaries shall not be deemed to be “Affiliates” of the Seller.
“Anti-Money Laundering Laws” means the anti-money laundering laws and regulations of the United States and any related or similar statutes (including, without limitation, the U.S. PATRIOT Act of 2001), rules, regulations or guidelines, issued, administered or enforced by any Governmental or Regulatory Authority.
“Business Day” means any day except any Saturday, any Sunday, any day that is a federal legal holiday in the United States or any day on which banking institutions in the State of

New York, the People’s Republic of China, Hong Kong or the Cayman Islands are authorized or required by law or other governmental action to close.
“Closing” means the KKR Closing or the Founder Closing, as the case may be.
“Closing Date” means the KKR Closing Date or the Founder Closing Date, as the case may be.
“Commission” means the United States Securities and Exchange Commission.
“Consent” means any consent, approval, authorization, novation, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including any Governmental or Regulatory Authority.
“Encumbrance” means any pledge, hypothecation, right of others, claim, charge, security interest, encumbrance, adverse claim or interest, option, lien, put or call right, right of first offer or refusal, voting right, preemptive right, restrictions on transfer (other than arising under any applicable securities Laws) or other similar restrictions.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
“Governmental or Regulatory Authority” means any international, supranational or national government, any state, provincial, local or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States or a foreign nation or jurisdiction, any State of the United States or any political subdivision of any thereof, any court, tribunal or arbitrator, any self-regulatory organization or any other instrumentality of any jurisdiction in which a Party conducts business or operations.
“GS Agreement” means the share purchase agreement by and among the Purchasers, Goldman Sachs Investment Partners Master Fund, L.P. and Goldman Sachs Investment Partners Private Opportunities Holdings, L.P. dated on or about the date hereof;
“Order” means any judgment, order, administrative order, writ, stipulation, injunction (whether permanent or temporary), award, decree or similar legal restraint of, or binding settlement having the same effect with, any Governmental or Regulatory Authority.
“Organizational Documents” means, with respect to any Person (other than a natural person), the memorandum and articles of association, constitution, certificate of incorporation, articles of incorporation, bylaws, articles of organization, partnership agreement, limited liability company agreement, trust deed, formation agreement, joint venture agreement or other similar organizational documents of such Person (in each case, as amended through the date of this Agreement).
“Person” means an individual or corporation, company, exempted company, firm, general or limited partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company or Governmental or Regulatory Authority or other entity of any kind.
“Proceeding” means an action, claim, suit, investigation or other legal proceeding (including a partial proceeding, such as a deposition).
“Regulation S” means Regulation S under the Securities Act.
“Representatives” means, with respect to any Person, such Person’s accountants, counsel, financial and other advisers, representatives, consultants, directors, officers, employees, shareholders, partners, members and agents.
“Securities Act” means the United States Securities Act of 1933, as amended.
“Target Shares” means the KKR Target Shares or the Founder Target Shares, as the case may be.
1.2          Terms Defined Elsewhere in this Agreement.  The following terms are defined in this Agreement as follows:
Term	Section
"Agreement"	Preamble
"Class B Ordinary Shares"	Recital
"Company"	Recital
"Founder Closing"	Section 3.1
"Founder Closing Date"	Section 3.1
"Founder Purchaser"	Preamble
"Founder Target Shares"	Recital
"KKR Closing"	Section 3.1
"KKR Closing Date"	Section 3.1
"KKR Purchaser"	Preamble
"KKR Target Shares"	Recital
"Party"	Preamble
"Purchaser"	Preamble
"Purchase Notice"	Section 3.3
"Purchase Price"	Section 2.2
"Seller"	Preamble

1.3           Interpretation.
(a)            Directly or Indirectly.  The phrase “directly or indirectly” means directly, or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning.

(b)            Gender and Number.  Unless the context otherwise requires, all words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders, and words importing the singular include the plural and vice versa.
(c)            Headings.  Headings are included for convenience only and shall not affect the construction of any provision of this Agreement.
(d)            Include not Limiting.  “Include,” “including,” “are inclusive of” and similar expressions are not expressions of limitation and shall be construed as if followed by the words “without limitation.”
(e)            Language.  This Agreement is written in English.  If this Agreement is translated into any language other than English, the English text shall prevail.
(f)            Law.  References to “law” shall include all applicable laws, regulations, rules and orders of any Governmental or Regulatory Authority, securities exchange or other self-regulating body, any common or customary law, constitution, code, ordinance, statute or other legislative measure and any regulation, rule, treaty, order, decree or judgment; and “lawful” shall be construed accordingly.
(g)            References to Documents.  References to this Agreement include the Schedules, which form an integral part hereof.  A reference to any Section or Schedule is, unless otherwise specified, to such Section of or Schedule to this Agreement.  The words “hereof,” “hereunder” and “hereto,” and words of like import, unless the context requires otherwise, refer to this Agreement as a whole and not to any particular Section hereof or Schedule hereto.  A reference to any document (including this Agreement) is to that document as amended, consolidated, supplemented, novated or replaced from time to time.
(h)            Time.  If a period of time is specified and dates from a given day or the day of a given act or event, unless otherwise specified, such period shall be calculated exclusive of that day.
(i)            Writing and Written.  References to writing and written include any mode of reproducing words in a legible and non-transitory form including emails and faxes.

SECTION 2
PURCHASE AND SALE OF SALE SHARES
2.1            Target Shares.  Upon the terms and subject to the conditions of this Agreement,
(a)            at the KKR Closing, the KKR Purchaser shall purchase from the Seller, and the Seller shall sell to the KKR Purchaser, the KKR Target Shares free and clear of any Encumbrance; and

(b)            at the Founder Closing, the Founder Purchaser shall purchase from the Seller, and the Seller shall sell to the Founder Purchaser, the Founder Target Shares free and clear of any Encumbrance.
2.2           Consideration.  The consideration payable by the KKR Purchaser or the Founder Purchaser (as the case may be) for the KKR Target Shares or the Founder Purchaser (as the case may be) shall be the purchase price set forth opposite such Purchaser’s name in Schedule 1 (such Purchaser’s “Purchase Price”), which is equal to the product of the number of the Target Shares to be purchased by such Purchaser multiplied by US$10.25.
SECTION 3
CLOSING
3.1           Time and Place of Closing.
(a)            The closing of the sale and purchase of the KKR Target Shares (the “KKR Closing”) shall take place remotely by facsimile transmission (or such other electronic means as the KKR Purchaser and the Seller may agree) on 10 July 2015  (or such other date or time as the KKR Purchaser and the Seller may agree in writing, the “KKR Closing Date”).
(b)            The closing of the sale and purchase of the Founder Target Shares (the “Founder Closing”) shall take place remotely by facsimile transmission (or such other electronic means as the Founder Purchaser and the Seller may agree) on 24 July 2015 (or such other date or time as the Purchasers and the Seller may agree in writing, the “Founder Closing Date”).
3.2           Actions at Closing.
(a)            At the KKR Closing,
(i)            the Seller shall take necessary actions to transfer the KKR Target Shares to the KKR Purchaser;
(ii)            concurrently with the satisfaction of Section 3.2(a)(i) above, the KKR Purchaser shall pay or cause to be paid its Purchase Price to the Seller to such bank account as designated by the Seller; and
(iii)            the Seller and the KKR Purchaser shall each deliver all other certificates required to be delivered by such Party on the KKR Closing Date pursuant to Section 6.
(b)            At the Founder Closing,
(i)            the Seller shall take necessary actions to transfer the Founder Target Shares to the Founder Purchaser;

(ii)            concurrently with the satisfaction of Section 3.2(b)(i) above, the Founder Purchaser shall pay or cause to be paid its Purchase Price to the Seller to such bank account as designated by the Seller; and
(iii)            the Seller and the Founder Purchaser shall each deliver all other certificates required to be delivered by such Party on the Founder Closing Date pursuant to Section 6.
3.3      KKR Purchase of Founder Target Shares. If (a) the Founder Purchaser fails to purchase the Founder Target Shares in accordance with this Agreement or (b) the sale and purchase of the Founder Target Shares does not take place on 24 July 2015 solely because the condition set forth in Section 6.3 (Condition to Obligations of the Founder Purchaser; Funding) is not satisfied or otherwise waived, the Seller, within 5 Business Days after the Target Founder Closing Date, shall have the right to elect, in their sole discretion and by written notice to the KKR Purchaser (such notice, the “Purchase Notice”), to require the KKR Purchaser to purchase the Founder Target Shares on substantially the same terms and conditions and at a price equal to the Founder Purchaser’s Purchase Price. The closing of such sale and purchase made pursuant to this Section 3.3 shall take place remotely by facsimile transmission (or such other electronic means as the KKR Purchaser and the Seller may agree) on the date that is 5 Business Days after the date of such Purchase Notice (or such other date or time as the KKR Purchaser and the Seller may agree in writing), at which time the Parties shall comply with the requirements set forth in Section 3.2(b).
SECTION 4
REPRESENTATIONS AND WARRANTIES OF THE SELLER
The Seller represents and warrants, severally and not jointly, to each Purchaser as follows:
4.1           Authorization; Binding Effect. The Seller is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has full right, power and authority to execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby. The Seller has duly executed and delivered this Agreement. Assuming the due authorization execution and delivery of this Agreement by the Purchasers, this Agreement constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except as the enforceability hereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally or (ii) general principles of equity, whether considered in a proceeding at law or in equity.
4.2           Title to Shares. The Seller is the lawful owner of the Target Shares set forth opposite its name on Schedule I attached hereto with good and marketable title thereto, and the Seller has the right to sell, assign, convey, transfer and deliver the Target Shares set forth opposite its name on Schedule I attached hereto and all rights and benefits incident to the ownership thereof. Such rights and benefits are transferrable by the Seller to each Purchaser, free and clear of all Encumbrances. The purchase and sale of the Target Shares as contemplated herein will (a) pass good and marketable title to such Target Shares to each Purchaser, free and clear of all Encumbrances, and (b) convey, free and clear of all Encumbrances, any and all rights and benefits incident to the ownership of such Target Shares.
4.3           Information. The Seller has such knowledge and experience in financial and business matters as to enable the Seller to make an informed decision with respect to the Seller’s sale of the Target Shares. The Seller is a sophisticated investor and has independently evaluated the merits of its decision to sell the Target Shares pursuant to this Agreement, such decision has been independently made by the Seller, and the Seller confirms that it has only relied on the advice of its own business and/or legal counsel in making such decision. In connection with such sale, the Seller has not relied on any representation, warranty or action made or taken by or on behalf of the Purchaser, its Affiliates or its Representatives, other than those expressly set forth herein.
4.4            No Encumbrances. The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby will not result in the creation of any Encumbrance with respect to the Target Shares as set forth opposite the Seller’s name of Schedule I attached hereto.
4.5            No Conflicts. The execution, delivery and performance by the Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not conflict with or result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both) (a) the Organizational Documents of the Seller, (b) any Law or Order to which the Seller or any of its properties or assets is subject or (c) any contract, agreement or other instrument applicable to the Seller or any of its properties or assets; except, in the case of clause (c), to the extent that such conflict, violation, breach or default, individually and in the aggregate, have not materially impaired or delayed, and will not materially impair or delay, the ability of the Seller to perform its obligations under this Agreement.
4.6           Proceedings. There is no Proceeding pending against the Seller, or to the knowledge of the Seller, threatened against or affecting the Seller that could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement. There is no Proceeding pending or, to the knowledge of the Seller, threatened that questions the legality of the transactions contemplated by this Agreement.
4.7           Brokers and Finders.  No investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of the Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement, the fees, expenses, costs or commissions for which could be the responsibility, in whole or in part, of the Purchaser or any of its Affiliates or the Company or any of its Affiliates.
4.8           Solvency. The Seller is not insolvent under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has not proposed or is not liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) could receive less than the amounts due to them.  There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning the Seller.
4.9           No Consents.  The Seller is not required to obtain any Consent in connection with the execution, delivery and performance by the Seller of this Agreement or the consummation by the Seller of the transactions contemplated hereby, other than such Consents as have been obtained by the Seller or are otherwise provided in this Agreement.
4.10        Private Offering.  No registration of the Target Shares, pursuant to the provisions of the Securities Act or any state securities or “blue sky” laws, will be required by the sale of the Target Shares in accordance with this Agreement.  The Seller agrees that neither it, nor anyone acting on its behalf, shall offer to sell the Target Shares or any other securities of the Company so as to require the registration of the Target Shares pursuant to the provisions of the Securities Act or any state securities or “blue sky” laws.
SECTION 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
Each Purchaser represents and warrants, severally and not jointly, to the Seller as follows, except that the representation and warranty under Section 5.12 are only made by the KKR Purchaser to the Seller:
5.1           Authorization; Binding Effect. Such Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has full right, power and authority to execute and deliver this Agreement and to perform fully its obligations hereunder. Such Purchaser has duly executed and delivered this Agreement. Assuming the due authorization execution and delivery of this Agreement by the Seller, this Agreement constitutes a legal, valid and binding obligation of such Purchaser enforceable against such Purchaser in accordance with its terms, except as the enforceability hereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally or (ii) general principles of equity, whether considered in a proceeding at law or in equity.
5.2           Purchase for Investment. Such Purchaser is acquiring the Target Shares for investment for its own account and not with a view toward any resale or distribution thereof except in compliance with the Securities Act. Such Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to any Person with respect to the Target Shares. Such Purchaser hereby acknowledges that the Target Shares have not been registered pursuant to the Securities Act and may not be transferred in the absence of such registration thereunder or an exemption therefrom, or in a transaction not subject to, the Securities Act.
5.3           Investment Experience; Disclosure of Information. Such Purchaser (a) either alone or together with its Representatives, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment such as an investment in the Target Shares, (b) is a sophisticated investor, (c) understands the terms of, and risks associated with, the acquisition of the Target Shares and (d) has independently evaluated the merits of its decision to purchase the Target Shares pursuant to this Agreement and has only relied on its independent judgment or the advice of its own business and/or legal counsel in making such decision. Such Purchaser has not relied on any representation, warranty or action made or taken by or on behalf of the Seller, its Affiliates or its Representatives, other than those expressly set forth herein.
5.4           No General Solicitation. Such Purchaser is not purchasing the Target Shares as a result of any advertisement, article, notice or other communication regarding the Target Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.
5.5            No Conflicts. The execution, delivery and performance by such Purchaser of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not conflict with or result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both) (a) the Organizational Documents of such Purchaser, (b) any Law or Order to which such Purchaser or any of its properties or assets is subject, or (c) any contract, agreement or other instrument applicable to such Purchaser or any of its properties or assets; except, in the case of clause (c), to the extent that such conflict, violation, breach or default, individually and in the aggregate, have not materially impaired or delayed, and will not materially impair or delay, the ability of the Purchaser to perform its obligations under this Agreement.
5.6           Proceedings. There is no Proceeding pending against such Purchaser, or to the knowledge of such Purchaser, threatened against or affecting such Purchaser that could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement. There is no Proceeding pending or, to the knowledge of such Purchaser, threatened that questions the legality or propriety of the transactions contemplated by this Agreement.
5.7           Brokers and Finders. No investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of such Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement or is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions.
5.8            No Consents.  Such Purchaser is not required to obtain any Consent in connection with the execution, delivery and performance by such Purchaser of this Agreement or the consummation by such Purchaser of the transactions contemplated hereby, other than such Consents as have been obtained or are otherwise provided in this Agreement.
5.9           Regulation S.  Such Purchaser (a) is not a US Person (as defined in Rule 902 of Regulation S), and (b) is acquiring the Target Shares not with a view to the distribution of the Target Shares.
5.10        Accredited Investor. Such Purchaser is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D as promulgated by the Commission under the Securities Act.

5.11        Seller’s Reliance.  Such Purchaser understands that the Target Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that the Seller is relying in part upon the truth and accuracy of, and such Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Target Shares.
5.12        Availability of Funds.  Immediately prior to the KKR Closing or the closing under Section 3.3 (as applicable), the KKR Purchaser has funds readily and unconditionally available sufficient to fund the purchase of the KKR Target Shares, and if Section 3.3 applies, the Founder Target Shares, as contemplated hereunder.
5.13        Legend.  Such Purchaser acknowledges that the Target Shares will bear a legend to the effect that the Target Shares have not been registered under the Securities Act.
5.14        Anti-Money Laundering.  The operations of such Purchaser are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Anti-Money Laundering Laws; such Purchaser’s purchase of the Target Shares will not violate any Anti-Money Laundering Laws; and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving such Purchaser with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of such Purchaser, threatened.
SECTION 6
CONDITIONS PRECEDENT
6.1           Condition to Obligations of Each Party. The obligations of each Purchaser and the Seller to consummate the transactions contemplated hereby shall be subject to the condition that the consummation of the transactions contemplated hereby shall not have been enjoined or prohibited by applicable Law, and no Proceeding by or before any Governmental or Regulatory Authority challenging such transactions shall have been initiated or threatened in writing.
6.2           Conditions to Obligations of each Purchaser. The obligations of each Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver by such Purchaser) on or prior to the KKR Closing Date (in case of the KKR Closing) or the Founder Closing Date (in case of the Founder Closing) of the following additional conditions:
(a)            Representations and Warranties. The representations and warranties of the Seller shall be true and correct in all material respects on and as of the KKR Closing Date (in case of the KKR Closing) or the Founder Closing Date (in case of the Founder Closing) with the same effect as though such representations and warranties had been made on and as of the KKR Closing Date (in case of the KKR Closing) or the Founder Closing Date (in case of the Founder Closing).

(b)            Covenants. The Seller shall have duly performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or on the KKR Closing Date (in case of the KKR Closing) or the Founder Closing Date (in case of the Founder Closing).
(c)            Certificate. The Seller shall have delivered to such Purchaser a certificate, dated as of the KKR Closing Date (in case of the KKR Closing) or the Founder Closing Date (in case of the Founder Closing) and signed by its duly authorized officer, certifying to the effect that the conditions set forth in Sections 6.2 (a) and (b) have been satisfied.
6.3           Condition to Obligations of the Founder Purchaser; Funding. The obligations of the Founder Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver by such Purchaser) on or prior to the Founder Closing Date of the condition that the Founder Purchaser shall have obtained sufficient funding to consummate the transactions contemplated hereunder.
6.4           Conditions to Obligations of the Seller. The obligation of the Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver by the Seller) on or prior to the KKR Closing Date (in case of the KKR Closing) or the Founder Closing Date (in case of the Founder Closing) of the following additional conditions:
(a)            Representations and Warranties.  The representations and warranties of the Purchasers shall be true and correct in all material respects on and as of each Closing Date with the same effect as though such representations and warranties had been made on and as of each Closing Date.
(b)            Covenants. The KKR Purchaser (in case of the KKR Closing) or the Founder Purchaser (in case of the Founder Closing) shall have duly performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or on the KKR Closing Date (in case of the KKR Closing) or the Founder Purchaser (in case of the Founder Closing).
(c)            Certificate. The KKR Purchaser (in case of the KKR Closing) or the Founder Purchaser (in case of the Founder Closing) shall have delivered to the Seller a certificate, dated as of the KKR Closing Date (in case of the KKR Closing) or the Founder Purchaser (in case of the Founder Closing) and signed by its duly authorized officer, certifying to the effect that the conditions set forth in Sections 6.4(a) and (b) have been satisfied.
SECTION 7
COVENANTS
7.1           Covenants of the Seller.
(a)            Public Announcements. Each Seller shall not, and shall not permit any of its Affiliates to, make any public announcement in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the Purchasers or use the name of the KKR Purchaser, KKR, Kohlberg Kravis Roberts & Co. or any Affiliates of the KKR Purchaser in any manner, context or format (including reference on or links to websites, press releases, etc.)

without the prior written consent of the KKR Purchaser, except as required by Law applicable to the Seller and its Affiliates or except as required by rules and regulations of the Commission or any relevant stock exchange or quotation system (after giving effect to the execution of this Agreement and the transactions contemplated hereby) or upon the routine request of any Governmental or Regulatory Authority having authority to regulate or oversee any aspect of the business of the Seller or its Affiliates, in which case the Seller shall use its commercially reasonable efforts to provide each Purchaser with sufficient time, consistent with such requirements, to review the nature of such requirements and to comment upon such disclosure prior to announcement.  For the avoidance of doubt, nothing contained in this Section 7.1(a) is intended to prohibit disclosure by the Seller to its Affiliates and/or Representatives who are on a “need to know” basis.
(b)            Further Actions.
(i)            Each Seller shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby as promptly as practicable.
(ii)            Each Seller shall, as promptly as practicable, file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by the Seller pursuant to applicable Law in connection with this Agreement and the consummation of the transactions contemplated hereby.
(iii)            Each Seller shall, and shall cause its Affiliates to, coordinate and cooperate with each Purchaser in exchanging such information and supplying such assistance as may be reasonably requested by such Purchaser in connection with the filings and other actions of such Purchaser contemplated hereby.
(iv)            At all times prior to each Closing, the Seller shall notify the other Parties in writing of any condition or occurrence that would be reasonably likely to result in the failure of any of the conditions contained in Sections 6.1 and 6.2 to be satisfied, promptly upon becoming aware of the same.
(c)            Seller’s Transfer Covenant.  The Seller covenants not to, directly or indirectly, offer, sell, contract to sell, transfer, pledge, grant any option to purchase, make any short sale or otherwise dispose of, any of the Target Shares or any right, title or interest therein or thereto between the date hereof and the KKR Closing or the Founder Closing (as the case may be), except as set forth in this Agreement.
7.2           Covenants of the Purchaser.
(a)            Public Announcements.  Each Purchaser shall not, and shall not permit any of its Affiliates to, make any public announcement in respect of this Agreement or the transactions contemplated hereby or use the name of the Seller or any Affiliates of the Seller in any manner, context or format (including reference on or links to websites, press releases, etc.) without obtaining in each instance the prior written consent of the Seller, except as required by Law applicable to such Purchaser and its Affiliates or except as required by rules and regulations of the Commission or any relevant stock exchange or quotation system (after giving effect to the execution of this Agreement and the transactions contemplated hereby and thereby), in which case such Purchaser shall use its commercially reasonable efforts to provide the Seller with sufficient time, consistent with such requirements, to review the nature of such requirements and to comment upon such disclosure prior to announcement.
(b)            Further Actions.
(i)            Each Purchaser shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby as promptly as practicable.
(ii)            Each Purchaser shall, as promptly as practicable, file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by such Purchaser pursuant to applicable Law in connection with this Agreement and the consummation of the transactions contemplated hereby and thereby.
(iii)            Each Purchaser shall, and shall cause its Affiliates to, coordinate and cooperate with the Seller in exchanging such information and supplying such assistance as may be reasonably requested by the Seller in connection with the filings and other actions contemplated hereby.
(iv)            At all times prior to the KKR Closing or the Founder Closing, the KKR Purchaser (in case of the KKR Closing) or the Founder Purchaser (in case of the Founder Closing) shall notify the other Parties in writing of any condition or occurrence that would be reasonably likely to result in the failure of any of the conditions contained in Sections 6.1, 6.3 and 6.4 to be satisfied, promptly upon becoming aware of the same.
(c)            KKR Purchaser’s Transfer Covenant.  The KKR Purchaser covenants not to, directly or indirectly, offer, sell, contract to sell, transfer, pledge, grant any option to purchase, make any short sale or otherwise dispose of any right, title or interest in or to the KKR Target Shares between the date hereof and the KKR Closing, except as set forth in this Agreement.
SECTION 8
TERMINATION
8.1           Termination. This Agreement may be terminated:
(a)            by the KKR Purchaser by written notice to the other Parties on or before the tenth (10th) day after the date of this Agreement, if the result of the due diligence investigations on the Company is not satisfactory to the KKR Purchaser in its reasonable discretion;
(b)            by the Seller or the KKR Purchaser by written notice to the other Parties after 5:30 p.m. (Hong Kong time) on 24 July 2015, if the KKR Closing shall not have occurred, unless such date is extended by the mutual written consent of the Seller and the KKR Purchaser; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement under this Agreement has been the cause of, or resulted in, the failure of the KKR Closing to occur on or before such date;
(c)            by the Seller or any Purchaser by written notice to the other Parties after 5:30 p.m. (Hong Kong time) on 24 August 2015, if the Founder Closing and a closing pursuant to Section 3.3 shall not have occurred, unless such date is extended by the mutual written consent of the Seller and the Founder Purchaser; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement under this Agreement has been the cause of, or resulted in, the failure of the Founder Closing to occur on or before such date;
(d)            (i) by the Seller or the KKR Purchaser by written notice to the other Parties on or prior to the KKR Closing or (ii) by the Seller or any Purchaser by written notice to the other Parties on or prior to the Founder Closing, in each case if any Governmental or Regulatory Authority shall have issued an Order (which Order the Parties shall use their commercially reasonable efforts to lift) permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Order shall have been outstanding for ten (10) days or more;
(e)            (i) by the Seller or the KKR Purchaser by written notice to the other Parties on or prior to the KKR Closing or (ii) by the Seller or any Purchaser by written notice to the other Parties on or prior to the Founder Closing, in each case if any event, fact or condition shall occur or exist that shall have made it impossible to satisfy a condition precedent to the terminating Party’s obligations to consummate the transactions contemplated by this Agreement, unless the occurrence or existence of such event, fact or condition shall be due to the failure of the terminating Party to perform or comply with any of the agreements, covenants or conditions hereof to be performed or complied with by such Party prior to the Closing; or
(f)            (i) by written agreement of the Seller and the KKR Purchaser prior to the KKR Closing or (ii) by written agreement of the Seller and the Purchasers prior to the Founder Closing.
8.2            Effect of Termination. In the event of the termination of this Agreement pursuant to the provisions of Section 8.1, this Agreement shall become void and have no effect, without any liability to any Person in respect hereof or of the transactions contemplated hereby on the part of any Party, or any of its Affiliates, except for any liability resulting from such Party’s breach of this Agreement and except if this Agreement is terminated pursuant to the provisions of Section 8.1 after the KKR Closing but prior to the Founder Closing, the KKR Closing shall not be affected; provided, that Sections 7.1(a), 7.2(a) and 9 shall remain in full force and effect and survive any termination of this Agreement.
SECTION 9
MISCELLANEOUS
9.1           Remedies. In the event of a breach by any Purchaser or by any Seller of any of their obligations under this Agreement, the non-breaching Party, in addition to being entitled to exercise all rights granted by Law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights, injunctive relief and other equitable remedies under this Agreement. The Purchasers and the Seller agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by any other Party of any of the provisions of this Agreement and hereby further agree, in the event of any action for specific performance, injunctive relief or other equitable remedies in respect of such breach, to waive and not assert the defense that a remedy at law would be adequate.
9.2           Entire Agreement. This Agreement, together with the exhibits and schedules thereto, contains the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the Parties acknowledge have been merged into such documents, exhibits and schedules.
9.3           Amendments and Waivers. The provisions of this Agreement may not be amended, modified, supplemented or waived unless the same shall be in writing and signed by each of the Parties.
9.4           Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of:  (a) the date of transmission, if such notice or communication is delivered via facsimile or e-mail at the facsimile number or e-mail address specified in this Section 9.4 prior to 5:30 p.m. (Hong Kong time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile or e-mail at the facsimile number or e-mail address specified in this Section 9.4 on a day that is not a Business Day or later than 5:30 p.m. (Hong Kong time) on any Business Day, or (c) upon actual receipt by the Party to whom such notice is required to be given. The addresses for such notices and communications shall be as follows:
(a)            If to the KKR Purchaser:
Address: c/o KKR Asia Limited, Level 56, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong
Attention:  Julian J. Wolhardt and Lane Zhao
Facsimile no: +852 22193000
E-mail address:  Julian.wolhardt@kkr.com; jane.zhao@kkr.com
with a mandatory copy to:
Paul, Weiss, Rifkind, Wharton & Garrison
12th Floor, Hong Kong Club Building
3A Chater Road, Central, Hong Kong
Fax Number: +852 28404300
Email: jlange@paulweiss.com
Attention: John E. Lange

(b)            If to the Founder Purchaser:

Address: c/o Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing 100098, People’s Republic of China
Attention:  Mr. Shaoyun Han
Facsimile no: +86 10 6211-0873
E-mail address:  hansy@tarena.com.cn
with a mandatory copy to:
Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Fax Number: (852) 39104863 / (852) 39104891
Email: Julie.Gao@skadden.com / Will.Cai@skadden.com
Attention: Julie Z. Gao / Will H. Cai

(c)            If to IDG Technology Venture Investments,  LP:
c/o IDG Capital Management (HK) Ltd.
Unit 5505, 55/F, The Centre,
99 Queen’s Road Central,
Hong Kong
Attention: Mr. Simon Ho
Fax: +852 2529 1619

with a mandatory copy to:

c/o IDG Capital Investment Consultancy (Beijing) Co., Ltd.
Room 616, Tower A, COFCO Plaza
8 Jianguomennei Street
Beijing 100005, P.R. China
Attention: Ms. Bin Li
Fax: +8610 8512 0225

The addresses, facsimile numbers and e-mail addresses specified in this Section 9.4 may be changed by a Party by delivering notice to the other Parties in accordance with the terms hereof, which change will be effective on the later of the date set forth in such notice or ten (10) days after such notice is deemed given hereunder.
9.5           Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each Purchaser and the Seller. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other Parties, provided that, without the prior consent of the Seller, (i) the KKR Purchaser may assign this Agreement to its Affiliate in Hong Kong or an entity in Hong

Kong managed by its Affiliate and (ii) the Founder Purchaser may assign this Agreement to any entity wholly owned by Mr. Shaoyun Han.
9.6           Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Parties, it being understood that each Party need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature were the original thereof.
9.7           Governing Law; Jurisdiction; Waiver of Jury Trial.
(a)            All questions concerning the construction, validity, enforcement and interpretation of this Agreement and the relationship of the Parties shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.
(b)            Each Party hereby irrevocably agrees that any disputes arising out of or relating to this Agreement or the transactions contemplated hereby shall only be brought in the courts of the State of New York or in the United States of America located in New York, New York, and hereby expressly submits to the personal jurisdiction and venue of such courts and expressly waives any claim of improper venue or that such courts are an inconvenient forum.
(c)            Each Party hereby irrevocably agrees to waive all rights to trial by jury in any proceeding brought in accordance with Section 9.7(b).
9.8           Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by Law.
9.9           Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the Parties shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the Parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.
9.10        Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars. All amounts owing under this Agreement are in United States Dollars. All amounts denominated in other currencies shall be converted into the United States Dollar equivalent amount in accordance with the applicable exchange rate in effect on the date of calculation.

9.11        Fees and Expenses. Except as otherwise provided in this Agreement, all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses; provided that if any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing Party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled. Any and all transfer, documentary, sales, use, stamp, registration and other such taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be paid by the Party incurring such fees, charges or taxes.
9.12        Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party, upon any breach, default or noncompliance by any other Party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring.
9.13        Time of the Essence. Time is of the essence in connection with the performance of the Parties’ respective obligations under this Agreement.
9.14        Further Assurances. At or after the Closing, and without further consideration, the Parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby, to evidence the fulfillment of the agreements herein contained and to give practical effect to the intention of the Parties.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused their respective representatives to execute this Agreement as of the date first above written.

KKR PURCHASER:
Talent Fortune Investment Limited

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

FOUNDER PURCHASER:
Connion Capital Limited

By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

SELLER:
IDG Technology Venture Investments, LP
By:	IDG Technology Venture Investments, LLC, its General Partner

By:	/s/ Chi Sing HO
Name:	Chi Sing HO
Title:	Authorized Signatory

Schedule 1

Target Shares and Purchase Prices

Seller	Purchaser	Target Shares to be purchased by such Purchaser	Purchase Price to be paid by such Purchaser
IDG Technology Venture Investments, LP	KKR Purchaser	2,605,470	US$26,706,067.5
IDG Technology Venture Investments, LP	Founder Purchaser	763,367	US$7,824,511.75